# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMTECH TELECOMMUNICATIONS CORP /DE/, CIK 0000023197
CUSIP: 205826209
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 305 N 54th Street, Chandler, Arizona (AZ), 85226
Date of event which requires filing of this statement: 03/03/2025
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, Magnetar Capital LLC, 1603 Orrington Ave., Evanston, Illinois (IL), 60201, (847) 905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,352,422.99; sole dispositive power 0; shared dispositive power 20,352,422.99; aggregate amount beneficially owned 20,352,422.99 (40.95% of the class)
  Comment: Comprised of 20,352,422.99 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Magnetar Capital Partners LP: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,352,422.99; sole dispositive power 0; shared dispositive power 20,352,422.99; aggregate amount beneficially owned 20,352,422.99 (40.95% of the class)
  Comment: Comprised of 20,352,422.99 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Supernova Management LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,352,422.99; sole dispositive power 0; shared dispositive power 20,352,422.99; aggregate amount beneficially owned 20,352,422.99 (40.95% of the class)
  Comment: Comprised of 20,352,422.99 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- David J. Snyderman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,352,422.99; sole dispositive power 0; shared dispositive power 20,352,422.99; aggregate amount beneficially owned 20,352,422.99 (40.95% of the class)
  Comment: Comprised of 20,352,422.99 shares of Common Stock issuable upon conversion of 147,232.96 shares of Series B-3 Convertible Preferred Stock, at an initial conversion price of $7.99 per share, without giving effect to the Ownership Cap (as defined below). The terms of the Series B-3 Convertible Preferred Stock restrict the conversion of such shares to the extent that, upon such conversion, the number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.99% of the total number of shares of Common Stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of Series B-3 Convertible Preferred Stock to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: COMTECH TELECOMMUNICATIONS CORP /DE/
Address of issuer's principal executive offices: 305 N 54th Street, Chandler, Arizona (AZ), 85226
Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on October 29, 2021 as amended on November 16, 2021, October 10, 2023, December 15, 2023, January 25, 2024, June 20, 2024, and October 17, 2024 (together with this Amendment No. 7, the "Schedule 13D"), relating to shares of common stock, $0.10 par value per share ("Common Stock"), of Comtech Telecommunication Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company is 305 N 54th Street, Chandler, Arizona 85226. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. This Statement relates to shares of Common Stock (the "Shares") held for the accounts of each of: Magnetar Structured Credit Fund, LP, a Delaware limited partnership ("Magnetar Structured"), Magnetar Longhorn Fund LP, a Delaware limited partnership ("Magnetar Longhorn"), Purpose Alternative Credit Fund - F LLC, a Delaware limited liability company ("Purpose Alternative F"), Purpose Alternative Credit Fund - T LLC, a Delaware limited liability company ("Purpose Alternative T"), Magnetar Lake Credit Fund LLC, a Delaware limited liability company ("Magnetar Lake"), Magnetar Alpha Star Fund LLC, a Delaware limited liability company ("Magnetar Alpha Star") and Magnetar Capital Fund II LP, a Delaware limited partnership ("Capital Fund II" and, together with Magnetar Structured, Magnetar Longhorn, Purpose Alternative F, Purpose Alternative T, Magnetar Lake and Magnetar Alpha Star, the "Funds").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Amended Subordinated Credit Agreement

On March 3, 2025, Comtech Telecommunications Corp. (the "Company") entered into the Waiver and Amendment No. 1 to Subordinated Credit Agreement ("Amendment No. 1") with the guarantors party thereto, the lenders party thereto and U.S. Bank Trust Company, National Association, as agent (the "Subordinated Agent"), which amends that certain Subordinated Credit Agreement, dated October 17, 2024, among the Company, the guarantors party thereto, the lenders party thereto and the Subordinated Agent (the "Existing Subordinated Credit Agreement" and, as amended by Amendment No. 1, the "Amended Subordinated Credit Agreement").

Amendment No. 1 (x) waives defaults or events of default under the Existing Subordinated Credit Agreement, including in connection with the Company's Net Leverage Ratio and Fixed Charge Coverage Ratio covenants for the second quarter of fiscal 2025 and (y) amends the Existing Subordinated Credit Agreement to, amongst other things, (i) provide for the incurrence of a $40.0 million incremental facility (as described in further detail below) and (ii) provide that the fixed charge coverage ratio and the net leverage ratio covenants in the Amended Subordinated Credit Agreement have the next test be for the quarter ending on October 31, 2025.

Amendment No. 1 provides for an incremental subordinated unsecured term loan facility in the aggregate principal amount of $40.0 million (the "Incremental Subordinated Credit Facility").

The Incremental Subordinated Credit Facility is subject to a Make-Whole Amount with respect to certain repayments or prepayments. The Make-Whole Amount is an amount equal to (i) from the closing date of the Incremental Subordinated Credit Facility (the "Incremental Closing Date") through (but not including) the date that is 9 months thereafter, $40.0 million multiplied by 33.0%, (ii) from the date that is 9 months after the Incremental Closing Date through (but not including) the date that is the second anniversary of the closing date, $40.0 million multiplied by 50.0%, (iii) from the second anniversary of the Incremental Closing Date and thereafter, $40.0 million multiplied by 75.0% plus, in the case of clause (iii), interest accrued on $40.0 million at the Make-Whole Interest Rate (as defined below) starting on the second anniversary of the Incremental Closing Date and calculated as of any such date of determination. The Make-Whole Interest Rate is a rate equal to 16.0% per annum, which is increased by 2.0% per annum upon the occurrence and during the continuation of an event of default under the Amended Subordinated Credit Agreement.

The Incremental Subordinated Credit Facility has the same terms and is generally subject to the same conditions applicable to the existing subordinated term loans under the Amended Subordinated Credit Agreement. The other material terms of the Amended Subordinated Credit Agreement remain unchanged.

Terms used, but not defined, in this Amendment No.7 have the meanings set forth in the Amended Credit Agreement or the Amended Subordinated Credit Agreement, as applicable.

Changes to Convertible Preferred Stock

In connection with the transactions described above, on March 3, 2025, the Company and certain affiliates and related funds of Magnetar Capital LLC and White Hat Capital Partners LP (collectively, the "Investors") agreed to change certain terms of the Company's Series B-2 Convertible Preferred Stock, par value $0.10 per share (the "Series B-2 Convertible Preferred Stock"). The changes provide (i) the holders of Series B-3 Convertible Preferred Stock (as defined below) with a board observer right and (ii) the Investors with certain information access rights. To effect the changes described above, the Company and the Investors entered into a Subscription and Exchange Agreement (the "Subscription and Exchange Agreement") pursuant to which the Investors (i) exchanged (the "March 2025 Exchange"), in a transaction exempt from registration under the Securities Act of 1933, as amended, all of the 175,263.58 shares of Series B-2 Convertible Preferred Stock outstanding for 175,263.58 shares of the Company's newly issued Series B-3 Convertible Preferred Stock, par value $0.10 per share, with an initial liquidation preference of $1,104.48 per share (the per share liquidation preference of the Series B-2 Convertible Preferred Stock as of the date of issuance), and (ii) received 2,916.76 additional shares of Series B-3 Convertible Preferred Stock, of which 2,886.92 shares of Series B-3 Convertible Preferred Stock in the aggregate were received by the Funds) (collectively, the "Series B-3 Convertible Preferred Stock"). The Company will not receive any cash proceeds from the exchange and issuance of Series B-3 Convertible Preferred Stock.

Voting Agreements

In connection with the closing of the March 2025 Exchange, the Company entered into Voting Agreements, substantially consistent with existing agreements, with each of the Investors (together, the "Voting Agreements"), pursuant to which the Investors agreed, among other things, subject to the qualifications and exceptions set forth in the Voting Agreements, to vote their shares of Series B-3 Convertible Preferred Stock or shares issued upon conversion of the Series B-3 Convertible Preferred Stock that exceed, in the case of the Funds, 16.50% of the Company's outstanding voting power and, in the case of White Hat, 3.4999% of the Company's outstanding voting power as of January 22, 2024, in the same proportion as the vote of all holders (excluding the Investors) of the Series B-2 Convertible Preferred Stock or the Company's common stock, par value $0.10 per share (the "Common Stock"), as applicable. In connection with the exchange and issuance, the existing voting agreements, each dated as of October 17, 2024, by and between the Company and the Investors party thereto (collectively, the "Prior Voting Agreements"), were terminated.

Registration Rights Agreement

In connection with the closing of the exchange and issuance, the Company also entered into a Registration Rights Agreement, substantially consistent with existing agreements, with the Investors, pursuant to which the Company granted the Investors certain customary registration rights with respect to the shares of Common Stock issued and issuable upon conversion of Series B-3 Convertible Preferred Stock and upon exercise of Warrants issued in substitution for the Series B-3 Convertible Preferred Stock in certain circumstances (described below).

Designation of Series B-3 Convertible Preferred Stock

In connection with the March 2025 Exchange, the Company issued an aggregate of 178,180.34 shares of Series B-3 Convertible Preferred Stock to the Investors pursuant to the Certificate of Designations of the Series B-3 Convertible Preferred Stock (the "Certificate of Designation") filed with the Secretary of State of Delaware on March 3, 2025 in accordance with the General Corporation Law of the State of Delaware (the "DGCL").

Except for the changes described above, the powers, preferences and rights of the Series B-3 Convertible Preferred Stock are substantially the same as those of the Series B-2 Convertible Preferred Stock, including, without limitation, that the shares of Series B-3 Convertible Preferred Stock are convertible into shares of Common Stock at a conversion price of $7.99 per share of Common Stock (the same as the conversion price of the Series B-2 Convertible Preferred Stock, and subject to the same adjustments).

Warrant

Like the Series B-2 Convertible Preferred Stock, the Series B-3 Convertible Preferred Stock will provide for repurchase of the Series B-3 Convertible Preferred Stock at the Company's option or the holders' options upon the occurrence of specified asset sales. Upon the occurrence of such repurchases by an Investor or the Company, the Company will issue to each Investor whose shares of Series B-3 Convertible Preferred Stock were repurchased a warrant to purchase Common Stock (a "Warrant"). A Warrant will represent the right to acquire Common Stock, as further described in the Subscription and Exchange Agreement, for a term of five years and six months from the issuance of such Warrant, in the amount of (x) the aggregate Liquidation Preference of shares of Series B-3 Convertible Preferred Stock purchased by the Company divided by (y) the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, subject to adjustments set forth in the Warrant, and with an initial exercise price equal to the Conversion Price as of such Optional Repurchase Date or the Optional Call Date, as applicable, in each case, subject to adjustments substantially similar to the Series B-3 Convertible Preferred Stock. Capitalized terms used but not defined in this paragraph shall have the meanings ascribed to them in the Subscription and Exchange Agreement.

The foregoing descriptions of the Certificate of Designations, Warrant, Amendment No. 1, the Subscription and Exchange Agreement, the Voting Agreement and Registration Rights Agreement and are not complete and are qualified in their entirety by reference to the full text of such agreements, which are attached to this Amendment No. 7 as Exhibits 1 through 8, respectively, and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Company reported in the Subscription and Exchange Agreement, dated March 3, 2025, that 29,347,714 shares of Common Stock were issued and outstanding as of February 27, 2025.

The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this statement on Schedule 13D and set forth in Item 4 hereof is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 4 of this Amendment No. 7 are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:
Exhibit 1: Certificate of Designations designating the Series B-3 Convertible Preferred Stock of Comtech Telecommunications Corp., dated March 3, 2025 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 4, 2025).
Exhibit 2: Form of Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 4, 2025).
Exhibit 3: Waiver and Amendment No 1. to Subordinated Credit Agreement, dated as of March 3, 2025, by and among Comtech Telecommunications Corp., as borrower, the guarantors named therein, the lenders named therein, and U.S. Bank Trust Company, National Association, as agent. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 4, 2025).
Exhibit 4: Subscription and Exchange Agreement, dated as of March 3, 2025, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 4, 2025).
Exhibit 5: Form of Voting Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on March 4, 2025).
Exhibit 6: Registration Rights Agreement, dated as of March 3, 2025, by and among Comtech Telecommunications Corp. and the Investors named therein (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on March 4, 2025).

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, GP of Magnetar Capital Partners LP, its Sole Member (03/05/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, its General Partner (03/05/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Manager (03/05/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (03/05/2025)